Exhibit No. 2.2

FIRST AMENDMENT TO JOINT VENTURE AGREEMENT

                          RELATING TO NEW JERSEY ASSETS

         This First Amendment to Joint Venture Agreement is made and entered into as of the 28th day of January, 1999, by and between Greenwood New Jersey, Inc. (AGreenwood@) and Penn National Gaming, Inc. (APenn@), the parties to a Joint Venture Agreement dated October 30, 1998, as previously modified by a letter from Penn to Greenwood dated November 2, 1998 (the AJV Agreement@). Certain defined terms used herein are based on the definitions of the Asset Purchase Agreement of July 2, 1998.

         The parties desire to further amend their Joint Venture Agreement, and agree as follows:

1. Term of the Joint Venture. It is the intention of the parties that neither be free to deal independently in connection with the acquisition of the New Jersey Assets, unless for any reason, one of the parties is unable to proceed due to circumstances outside its control, for example, the inability to obtain regulatory approval. The parties therefore agree that neither will act alone in connection with the acquisition of the assets until July 1, 1999, unless one of the joint venture parties is unable to proceed due to circumstances outside its control and abandons its efforts to seek the required approvals.

2. Best Efforts. Each party to the Joint Venture will use its best efforts to obtain or meet all consents, approvals or requirements necessary to effect the Joint Venture, and to allow the parties to jointly acquire the New Jersey Assets. For purposes of this First Amendment, for Greenwood the approval required shall be only full and complete New Jersey regulatory approval (including but not limited to approval of the Racing Commission); and for Penn, only (i) full and complete New Jersey regulatory approval (including but not limited to approval of the Racing Commission), (ii) HSR Compliance; and (iii) the written consent of a majority of the holders of its $80 Million Senior Notes issued December 17, 1997 to any necessary modification to the Indenture dated December 12, 1997 to permit Penn=s investment in the Joint Venture (the APenn Approvals@).

3. Structure of the Transaction.

(1) Operating Entities. Greenwood intends to assign its rights to acquire the Assets related to Raceway to FR Park Racing, LP, a New Jersey limited partnership (AFRPRLP@); and the Assets related to GSP, including the leasehold interest, to GS Park Racing, LP, a New Jersey limited partnership (AGSPRLP@). Greenwood Limited Partner, Inc., a Delaware corporation (AGLP@) will hold the entire limited partnership interest of 99.9% in each of FRPRLP and GSPRLP; and Pennwood Racing, Inc., a Delaware corporation (APennwood@), will hold the entire general partnership interest of .1% in each of FRPRLP and GSPRLP.

(2) Service Companies. Employees of Raceway will be employed by FR Park Services, LP, a New Jersey limited partnership (AFR Park Services@); and employees of GSP will be employed by GS Park Services, L.P., a New Jersey limited partnership (AGS Park Services@). Benstone Partners, a Pennsylvania general partnership (ABenstone@) is owned indirectly 100% by Greenwood Racing, Inc. (AGRI@). Benstone will hold the entire limited partnership interest of 99.9% in each of FR Park Services and GS Park Services; and Pennwood will hold the entire general partnership interest of .1% of each. Pennwood is owned 100% by GRI.

                                                        16
(1)

(3) Documentation. Prior to the execution of this First Amendment, the documents relating to the formation, organization and governance of the limited partnerships referred to in Paragraph 3(a) and 3(b) above have been agreed to by Penn and GRI. FRPRLP, GSPRLP, FR Park Services, and GS Park Services are referred to herein as the Joint Venture Entities.

4.       Participation by Penn at Initial and Subsequent Closings.

(1) Initial Closing. The Closing Date of the Asset Purchase Agreement with ITB, et al, is presently scheduled for January 1999 (the AInitial Closing@), prior to Penn=s obtaining the Penn Approvals.

(2) Penn Loan. At the Initial Closing, Penn will loan to FRPRLP Eleven Million Two Hundred and Fifty Thousand Dollars ($11,250,000), and GRI, or affiliate of GRI will loan to FRPRLP Eleven Million Seven Hundred Fifty Thousand Dollars ($11,750,000). These loans will be subordinated to the Deferred Purchase Price Notes issued to the Sellers. The loan from Penn will be evidenced by a $11,250,000 Promissory Note (the APenn Note@) from FRPRLP to Penn, guaranteed by GRI. The loan from GRI, or an affiliate of GRI, will be a demand loan, subject to the provisions of Subparagraph 4(f) below, and will be evidenced by a $11,750,000 Promissory Note in the form of the Penn Note. The Penn Note will have an initial maturity of April 30, 2000, and will bear interest at PNG=s cost of borrowing. Interest will be payable quarterly. The Penn Note will be secured by a Mortgage and Security Agreement subordinated to FRPRLP obligations to CSFB contained in a $22 Million Note to be delivered at the Initial Closing, and subject to CSFB=s lien in an amount not to exceed $22 Million. The maturity of the Penn Note shall be extended in the event that as of the original maturity date Penn has not obtained approval to participate in the Put obligation referred to below in Paragraph 5 and the Put obligation to CSFB remains applicable to GRI. At such time, the Penn Note shall be converted to the Put Loan (as defined in Paragraph 5), and shall have the maturity of the Put Loan. At its original maturity date, if the maturity date has been extended pursuant to this Paragraph 4(b), the principal amount of the Penn Note shall be reduced to Eight Million Seven Hundred and Fifty Thousand Dollars ($8,750,000) by the payment by FRPRLP of any principal amount in excess of this amount.

(3) Subsequent Closing. Upon the obtaining of the Penn Approvals, and at the time required by the Asset Purchase Agreement, as amended (the ASubsequent Closing@), Penn will invest in the Joint Venture Entities an aggregate of an additional Eleven Million Seven Hundred Fifty Thousand Dollars ($11,750,000), adjusted to represent 50% of the payment then due the Sellers, plus 50% of all other payments to Seller, less the principal amount of the loan made at the Initial Closing (the ASubsequent Closing@). Penn shall not be able to use or convert the Penn Note to equity or Joint Venture Entity debt until it has obtained Noteholder approval for the Put obligation, the Put obligation has been extinguished, or Penn has loaned GRI or its affiliate which purchased the GSP real estate 50% of the Purchase Price, whichever is the earliest. At the Subsequent Closing, Penn will acquire 50% of the equity of Pennwood, and 49.95% of the limited partnership interests of each of the Joint Venture Entities. Penn will be allocated profit or loss in the Joint Venture Entities on a pro rata basis reflecting the portion of the year it owned its interests in the Joint Venture Entities. Attached hereto as Exhibit A is a schedule showing the present intention of the parties as to the equity and debt structure of the Joint Venture Entities. Changes to Exhibit A shall require the approval of both Penn and Greenwood.
                                       17

(4) Termination of Joint Venture. In the event and at such time as Penn determines that it will not be able to obtain one or more of the Penn Approvals, and abandons its efforts to obtain such approval(s), or December 31, 1999, whichever is earlier (the ATermination Date@), the initial maturity date of the Penn Note will be changed to the earlier of (i) eighteen (18) months from the Termination Date; or (ii) five (5) business days after the successful closing of a financing transaction specifically intended to repay Penn, which financing is in an amount at least as great as the Penn debt. Such maturity date is subject to extension in the event the Put obligation continues and the Penn Loan has been converted to the Put Loan; provided, that, FRPRLP shall have reduced the amount of the Put Loan by payment of any principal amount in excess of $8,750,000.

(5) Escrow and Conduct Pending Subsequent Closing. At the Initial Closing GRI, FRPRLP, GSPRLP, FR Park Services, GS Park Services, Pennwood and Penn will enter into an Escrow Agreement providing that the documents necessary to issue interests or shares constituting ownership of one-half interest in the Joint Venture Entities and Pennwood will be placed in Escrow to be distributed at the Subsequent Closing or such other time as determined by the Escrow Agreement. From the Initial Closing until the earlier of (i) the Subsequent Closing, or
(ii) the Termination Date, GRI will not permit a change in the governing documents, capitalization or ownership of any Joint Venture Entity or Pennwood, without the prior approval of Penn, which approval will not be unreasonably withheld.

                  (f) Greenwood Failure to Participate in the Subsequent Closing. In the event that Penn has obtained the Penn Approvals, but Greenwood breaches it obligations to participate in the Subsequent Closing, Penn may proceed with the Subsequent Closing and may make all necessary payments to Sellers at the Subsequent Closing. Provided that Penn makes all necessary payments at the Subsequent Closing such that the Subsequent Closing is consummated, and Greenwood fails to participate at the Subsequent Closing, then
(i) the maturity of the GRI loan to FRPRLP made at the Initial Closing will convert from a demand loan to a loan with a fixed maturity date eighteen (18) months from the Subsequent Closing; and (ii) GRI and its affiliates shall execute and deliver to Penn all such documents, shares, or interests necessary to transfer the full and complete ownership of the Joint Venture Entities to Penn, and the Joint Venture shall be immediately terminated; provided, however, that GRI=s loan to FRPRLP shall remain in accordance with its terms and Penn shall reimburse GRI for one-half of its reasonable costs incurred in connection with the Initial Closing.

                  (g) Penn Failure to Participate in the Subsequent Closing. In the event that Penn has obtained the Penn Approvals but breaches its obligation to participate in the Subsequent Closing, Greenwood may proceed with the Subsequent Closing and may make all necessary payments to Seller at the Subsequent Closing. Provided that Greenwood makes all necessary payments at the Subsequent Closing such that the Subsequent Closing is consummated, the Joint Venture shall be immediately terminated; provided, however, that Penn=s loan to FRPRLP shall remain in accordance with its terms.
                                       18

5. Penn Responsibility in Connection with CSFB Put.

                   (a) Put. At the Closing, arrangements are to be entered into between GRI, or another related entity of GRI (which may include a Joint Venture Entity) and CSFB, whereby GRI, or a designee of GRI may be the purchaser of the GSP real estate. In the event the Penn Approvals are not obtained, or Penn otherwise does not acquire an interest in the Joint Venture Entities, Penn will nevertheless join in the purchase of the GSP real estate to the extent of a fifty percent participation, including providing 50% of all deposits and other required payments, and the assumption of 50% of any debt incurred in connection with the purchase of the real estate. The obligations of the GRI and Penn to Sellers and CSFB shall be several and not joint. The parties will form a limited liability company for such purchase, unless a different form of ownership is agreed to by the parties at a later date. To the extent GS Park Racing, LP continues operating at GSP, the lease governing its use will be amended to reflect rental and other terms, as the parties shall agree.

                  (b) Approval for Penn Participation in the Put; Put Loan. To accelerate the date by which Penn receives approval of the holders of its Senior Notes, Penn will commence its efforts to obtain such approval immediately following the Initial Closing. To the extent Penn requires approval of the holders of its Senior Notes referred to in Paragraph 2 above for this participation, and has not obtained such approval by the time the acquisition of the GSP real estate must occur, Penn will nevertheless loan to GRI 50% of the purchase price on the terms of the Penn Note; provided, however, the loan in connection with the GSP real estate will have a maturity date which will be the earliest of (i) when GRI, or its affiliate, sells the GSP real estate; (ii) when GRI, or its affiliate obtains a mortgage loan for the GSP real estate in an amount equal to or greater than its purchase price under the Put; or (iii) eighteen (18) months from the date the GSP real estate is acquired by GRI or its affiliate, and then, in either case, until Penn=s undertaking in Paragraph 5(c) below has been fulfilled (the APut Loan@). The following provisions shall also apply to the Put Loan:

                           (y) Upside Participation. In the event the GSP real estate is sold while the Put Loan is outstanding, then Penn will be entitled to receive a payment equal to thirty-three percent (33%) of the gain, if any, measured by the difference between the net proceeds to the seller and the purchase price (including costs of acquisition) at acquisition, which amount will be paid at the closing of the sale. In the event an agreement of sale anticipated to produce a gain for the seller is entered into while the Put Loan is outstanding, but closing under the agreement is scheduled for after the due date of the Put Loan, Penn shall have the option of extending the maturity of the Put Loan to the closing date. In the event Penn does not extend the Put Loan, Penn will forego its upside participation if closing occurs after the Put Loan is repaid. In the event that an agreement of sale is entered into within sixty (60) days of the payoff of the Put Loan, based on an offer arising after such payoff, Penn will be entitled to receive a payment equal to thirty-three percent (33%) of the gain, if any, measured by the difference between the net proceeds to the seller and the purchase price (including the costs of acquisition) at acquisition, which amount will be paid at the closing of the sale.
                                                     19

                           (z) Refinance or Sale. GRI will use its reasonable efforts to refinance the GSP real estate, or sell it on commercially reasonable terms designed to net the owner more than its costs of acquisition, holding and selling the property. GRI will keep Penn advised of any offers received to refinance or sell the property. Furthermore, in the event the owner of the GSP real estate receives a bona fide cash offer to sell the GSP real estate for a price in excess of Twenty Million Dollars ($20,000,000) when the Put Loan is outstanding, and rejects the offer, the Put Loan shall be repaid within sixty (60) days of the rejection of the offer. For purposes of this subparagraph, a bona fide cash offer shall mean a written offer which: (1) is from a financially responsible person with demonstrated ability to fund the purchase price; (2) is likely to close on a timely basis; (3) has a closing date of not longer than one hundred twenty (120) days from the date of the offer; (4) has no material conditions to the Buyer=s obligation to close other than the delivery of title to the real estate in the same condition as that which was acquired by GRI through the Put option; (5) provides for a sale of the property Aas is@ Awhere is@ with no representations or warranties from the Seller; (6) is a sale subject to the Covenant and the obligation to convey the 10 Acre Parcel; (7) preserves the rights of GRI to conduct any gaming or other activities relating thereto, which it may have (such as the right to operate an OTB at GSP or phone betting) other than live racing at GSP; (8) does not contain material provisions relating to matters other than the sale of the real property, or material post closing obligation on GRI or material obligations that may affect other activities of GRI or its affiliates or require GRI or its affiliates to take or refrain from taking action other than the conveyance of the property to the Buyer. For purposes of this subparagraph, a rejection of an offer shall mean a rejection which terminates negotiations of a bona fide cash offer meeting the requirements above, and not one which is part of ongoing negotiations, such as a counterproposal.

                  (c) Penn Failure to Participate in the Put Obligation. In the event Penn fails to participate in the Put obligation to the extent of a 50% participation, whether because it has not obtained the Penn Approvals, has not obtained the approval of the holders of the Senior Notes, or any other reason, Penn shall nevertheless remain liable to Greenwood, GRI, and their affiliates for any loss it incurs as a result of the failure of GRI to purchase the GSP property pursuant to the Put obligation. If Greenwood, GRI, or an affiliate completes the purchase, Penn will also, at Greenwood=s request, indemnify and hold Greenwood, GRI, and their affiliates harmless to the extent of 50% of all costs, expenses, losses or claims incurred in purchasing, holding, selling or realizing upon such property, including any loss suffered in a sale.

                  (d) Greenwood Failure to Participate in the Put Obligation. In the event Greenwood fails to participate in the Put obligation to the extent of a 50% participation, Penn shall have the option of exercising the Put on behalf of itself and Greenwood, through a Joint Venture Entity or otherwise, at its option. In the case of Greenwood=s failure to participate in the Put Obligation, GRI shall nevertheless remain liable to Penn and its affiliates for any loss Penn incurs as a result of the failure of Penn or a Joint Venture Entity to purchase the GSP property pursuant to the Put obligation. GRI, directly or through an affiliate, will also continue to have an obligation to participate to the extent of a 50% interest, and will further have an obligation to indemnify and hold Penn harmless to the extent of 50% of all costs, expenses, losses or claims incurred in purchasing, holding, selling or realizing upon such property, including any loss suffered in a sale.

6. Assignment. Neither party shall have the right to assign its interest in the Joint Venture to any party not controlled by it or under common control of such party, except as contemplated by the terms of this First Amendment.

         In all other respects the Joint Venture Agreement is ratified and affirmed.
                                       20

         IN WITNESS WHEREOF, the parties have executed this First Amendment to Joint Venture Agreement as of the first date above written.

                                                 GREENWOOD NEW JERSEY, INC.

                                                 By: /s/ Harold G.
                                                 Handel______________________
                                                 Harold G. Handel, President

                                                 PENN NATIONAL GAMING, INC.

                                                 By:_/s/ William J. Bork_____
                                                    William J. Bork, President

For purposes of agreement to the guaranty referred to in Paragraph 4(b) and the undertakings of Paragraphs 5(b) and 5(d):

                  GREENWOOD RACING, INC.


                  By:/s/ Robert W. Green_______
                     Robert W. Green, President



                                                             21